Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

Direct Dial Number (212) 455-3352 (212) 455-7862	E-mail Address kwallach@stblaw.com hui.lin@stblaw.com
June 5, 2023
VIA EDGAR
Taylor Beech
Donald Field
James Giugliano
Lyn Shenk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	CAVA Group, Inc.
Registration Statement on Form S-1
Filed May 19, 2023
File No. 333-272068
Ladies and Gentlemen:
On behalf of CAVA Group, Inc. (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of the Registrant’s common stock, which amends the Registration Statement filed on May 19, 2023. The Registration Statement has been revised in response to the Staff’s comment and to reflect certain other changes.
In addition, we are providing the following response to your comment letter, dated May 30, 2023, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No 1. The responses and information described below are based upon information provided to us by the Registrant.
Registration Statement on Form S-1 filed May 19, 2023
Use of Proceeds, page 59
1.We note that you intend to use the net proceeds from this offering for new restaurant openings and for general corporate purposes. Please revise to disclose the approximate amount intended to be used for each purpose. Refer to Item 504 of Regulation S-K.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Securities and Exchange Commission	–2–	June 5, 2023.
In response to the Staff’s comment, the Company has revised its disclosure on pages 16 and 60 to disclose that the Company intends to use the net proceeds from the offering to fund future new restaurant openings. To the extent the Company’s capital expenditure requirements in respect of new restaurant openings are less than anticipated and less than the net proceeds of the offering, the Company will use any remaining proceeds for general corporate purposes, which may include the repayment of Delayed Draw Term Loans.

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Securities and Exchange Commission	–3–	June 5, 2023.
Please do not hesitate to contact Kenneth B. Wallach at (212) 455-3352 or Hui Lin at (212) 455-7862 with any questions you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,
/s/ Kenneth B. Wallach
Kenneth B. Wallach

/s/ Hui Lin
Hui Lin

cc:	CAVA Group, Inc.
Robert Bertram
Skadden, Arps, Slate, Meagher & Flom LLP
Laura A. Kaufmann Belkhayat
Ryan J. Dzierniejko